UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549





                           FORM U-9C-3




               QUARTERLY REPORT PURSUANT TO RULE 58




                      FOR THE QUARTER ENDED
                        DECEMBER 31, 1997







                   NEW ENGLAND ELECTRIC SYSTEM







             25 Research Drive, Westborough, MA 01582


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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended December 31, 1997

ITEM 1 - ORGANIZATION CHART

                                                        Percentage
                    Energy or                 State      of voting
Name of Reporting  Gas-Related               Date of          of                Securities
     Company         Company  Organization Organization    Held              Nature of Business
-----------------  -----------             ------------ ------------    -----------    --------------------------------------

N/A for Fourth Quarter

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended December 31, 1997

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                         Type of  Principal  Issue  Cost     Person to      Collateral  Consideration
                        Security  Amount of    or    of    Whom Security    Given with  Received for
Company Issuing Security           Issued   Security       Renewal          Capital       Was Issued    Security Each Security
------------------------          --------  ---------      -------          -------     -------------- -----------    -------------

AllEnergy Marketing    Membership $5.3     Issue   N/A    NEES Energy, Inc.                -    $5.3
Co., L.L.C.            interest


AllEnergy Marketing    Membership $ .1     Issue   N/A    NEES Global          -           $ .1
Co., L.L.C.            interest                           Transmission, Inc.

*Expressed in millions, rounded to hundred thousands of dollars
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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended December 31, 1997 (cont'd.)

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
            (expressed in millions, rounded to hundred thousands of dollars)


             Company                           Company                   Amount of
           Contributing                       Receiving                   Capital
             Capital                           Capital                 Contribution
           ------------                       ---------                ------------
          NEES Energy, Inc.             AllEnergy Marketing Co., L.L.C.     7.5
          NEES Global Transmission, Inc.                                   HydroServ Group, L.L.C.          *
          NEES Global Transmission, Inc.                                   AllEnergy Marketing Co., L.L.C.      .1
          AllEnergy Marketing Co.,  L.L.C.                                 Weatherwise USA, LLC            .2



* Amounts are less than $100,000

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended December 31, 1997

Item 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)

Part I - Transactions performed by reporting companies on behalf of associate companies

                                                             Direct   Indirect         Total
  Reporting Company     Associate Company    Types of Services   Costs        Costs    Cost of     Amount
  Rendering Services        Receiving Services                    Rendered    Charged  Charged     Capital    Billed
  ------------------        ------------------               -----------------         -------     -------    -------   ------
N/A
Part II - Transactions performed by associate companies on behalf of reporting companies

                                                             Direct   Indirect         Total
  Associate Company     Reporting Company    Types of Services   Costs        Costs    Cost of     Amount
  Rendering Services        Receiving Services                    Rendered    Charged  Charged     Capital    Billed
  ------------------        ------------------               -----------------         -------     -------    -------   ------
Massachusetts Electric             Granite State Energy,      Miscellaneous (3)    (1)            (1)              (1)
 Company               Inc.

New England Power Co.  New England Energy, Inc.      Miscellaneous    (1)               (1)              (1)
New England Power Co.  New England Energy, Inc.      Fuel Purchase    $1.5                               $1.5

New England Power Co.  AllEnergy Marketing           Power purchase     (1)                     (1)      (1)
                        Co., LLC
New England Power Co.  AllEnergy Marketing           Miscellaneous    (1)               (1)              (1)
                       Co., LLC

New England Power Co.  Granite State Energy,   Power purchase    $.2                  (1)         $.2
                        Inc.

New England Power      New England Energy, Inc.      Miscellaneous (2)  (1)             (1)              $0.1
  Service Co.

New England Power     Granite State Energy,    Miscellaneous     (1)               (1)            (1)
  Service Co.           Inc.
New England Power      AllEnergy Marketing           Sales Planning     $0.1            (1)              $0.1
 Service Co.            Co., LLC
New England Power      AllEnergy Marketing
 Service Co.            Co., LLC             Miscellaneous (4)   $0.1              (1)            $0.1

(1) Amounts are below $100,000
(2) Represents 12 types of services with each type of service totaling less than $100,000.
(3) The customer service portion of the service agreement between Granite State Energy Company and New England Power
    Service Company has been assigned to Massachusetts Electric Company, in accordance with its terms.
(4) Represents 13 types of services with each type of service totaling less than $100,000.
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NEW ENGLAND ELECTRIC SYSTEM
At December 31, 1997

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
            (expressed in millions rounded to hundred thousands of dollars) Investment in energy-related companies:

Total consolidated capitalization as of
 December 31, 1997 (1)                              $3,612.9     line 1

Total capitalization multiplied by 15 percent          541.9     line 2
 (line 1 multiplied by 0.15)

Greater of $50 million or line 2                       541.9     line 3

Total current aggregate investment:
 (categorized by major line of energy-
  related business)
   Power marketing and other                       18.6
   Energy software                                  2.1
                                                -------
Total current aggregate investment                           20.7          line 4
                                                         ----

Difference between the greater of $50 million
 or 15 percent of capitalization and the total
 aggregate investment of the registered holding
 company system
 (lines 3 less line 4)                                       $521.2 line 5


(1) Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended December 30, 1997

ITEM 5 - OTHER INVESTMENTS

                                                        Reason for
    Major Line            Other              Other      Difference
or Energy-Related     Investment in        Investment   in Other
     Business       Last U-9C-3 Report  in U-9C-3 Report     Investment
-----------------   ------------------  ----------------     ----------

N/A

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 NEW ENGLAND ELECTRIC SYSTEM
 For The Quarter Ended December 31, 1997

 ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


 (A)      Exhibit

   1 Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.

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                           SIGNATURE


   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                             NEW ENGLAND ELECTRIC SYSTEM

                             s/John G. Cochrane

                             _______________________________
                             John G. Cochrane, Treasurer










 March 31, 1998


























 The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.